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January 28, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ryan Sutcliffe, Counsel
Ken Ellington, Staff Accountant

Re:	AIP Alternative Lending Fund A
(File Nos. 333-234139 and 811-23265)

Dear Mr. Sutcliffe and Mr. Ellington:

We are writing in response to comments provided telephonically on January 13, 2020 and January 27, 2020 with respect to an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on December 27, 2019, a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

Comment 1.	Please update or provide all missing or bracketed information prior to filing the Fund’s registration statement.

Response 1.	We hereby confirm that all missing or bracketed information will be updated or provided prior to filing the Fund’s registration statement.

Comment 2.	Please include the consent of the Fund’s independent registered public accounting firm in the amended filing.

Response 2.	We hereby confirm that the auditor’s consent has been included as an exhibit in the amended filing.

Prospectus

Comment 3.	Footnote 6 to the fee table notes that the Investment Adviser has agreed to waive and/or reimburse the Fund’s expenses. Please confirm the amount of the fee waiver and the duration of the contractual period.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please revise the third sentence of the “Financial Highlights” section to clarify that the auditor’s report and financial statements are being incorporated by reference from the Fund’s annual report.

Response 4.	The disclosure has been revised accordingly.

Comment 5.	The section of the prospectus entitled “Financial Highlights—Senior Securities” states that the auditor’s report has been attached as an exhibit to the registration statement. Please include this report as an exhibit to the amended filing or otherwise revise the disclosure. See 2001 Dear CFO Letter and 2011-2012 Audit Risk Alert.

Response 5.	We hereby confirm that the information regarding the Fund’s senior securities has been audited by the Fund’s independent registered public accountant. We note that, pursuant to the guidance contained in the 2001 Dear CFO Letter, the auditor’s unqualified opinion of the audited financial statements covers the senior securities disclosure in the Financial Highlights. As such, we have modified the disclosure to remove the reference to an exhibit.

Statement of Additional Information

Comment 6.	In the second paragraph of the section in the Statement of Additional Information entitled “Management of the Fund—Advisory Fees” please state the duration of the contractual period.

Response 6.	The disclosure has been revised accordingly.

Accounting

Comment 7.	Footnote 4 to the fee table states that the Fund will indirectly bear platform loan fees such as loan servicing fees and loan trailing fees. Please revise the statement since loan servicing fees since loan servicing fees are a direct expense of the Fund.

Response 7.	The disclosure has been revised accordingly.

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If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz